(A Development-Stage Company)

Condensed Interim Consolidated Financial Statements
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014
(in Canadian dollars)
(Unaudited)

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(in Canadian dollars)

	As of June 30,	As of December 31,
	2015	2014
	$	$
ASSETS
Current assets
Cash	16,588,784	21,442,903
Restricted short-term investments (note 3)	21,000,000	22,202,011
Short-term investments (note 3)	967,011	-
Prepaid expenses and other current assets (note 4)	2,518,590	2,246,607
Receivables (note 5)	801,134	1,314,506
Total current assets	41,875,519	47,206,027

Non-current assets
Mineral properties (note 6)	176,654,389	176,574,918
Property, plant and equipment (note 7)	28,248,979	27,250,606
Long-term advance (note 8)	20,465,016	20,465,016
Total non-current assets	225,368,384	224,290,540
Total assets	267,243,903	271,496,567

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 9)	8,767,948	8,922,367
Due to related parties	216,508	614,561
Total current liabilities	8,984,456	9,536,928

Non-current liabilities
Convertible debt (note 10)	20,129,336	18,852,378
Deferred share unit liability (note 12)	326,646	131,500
Total non-current liabilities	20,455,982	18,983,878
Total liabilities	29,440,438	28,520,806

EQUITY
Share capital, warrants and conversion option (notes 10, 13 and 14)	264,346,796	263,946,822
Other capital (note 15)	24,906,344	24,845,096
Deficit	(102,519,694)	(99,426,086)
Equity attributable to owners of the parent	186,733,446	189,365,832
Non-controlling interest	51,070,019	53,609,929
Total equity	237,803,465	242,975,761
Total liabilities and equity	267,243,903	271,496,567
Basis of preparation, nature of operations and going concern (note 1) Commitments and contingencies (note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

“Lenard Boggio”	“David Porter”
Lenard Boggio Director	David Porter Director

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
For the six-month periods ended June 30, 2015 and 2014

(in Canadian dollars, except share data)

	Attributable to owners of the parent
	Common shares	Share capital, warrants and conversion option	Other capital	Deficit	Non-controlling interest	Total
	(number)	$	$	$	$	$

Balance – January 1, 2014	130,144,167	259,143,095	24,206,055	(90,639,603	56,714,913	249,424,460
Equity component of convertible debt, net of transaction costs (note 10)*	-	3,403,753	-	(850,938)	850,938	3,403,753
Share-based compensation costs (note 15)	-	-	366,652	-	-	366,652
Net loss and comprehensive loss	-	-	-	(4,825,111)	(1,922,118)	(6,747,229)
Total contributions by and distributions to owners	-	3,403,753	366,652	(5,676,049)	(1,071,180)	(2,976,824)

Balance – June 30, 2014	130,144,167	262,546,848	24,572,707	(96,315,652)	55,643,733	246,447,636

	Attributable to owners of the parent
	Common shares	Share capital, warrants and conversion option	Other capital	Deficit	Non-controlling interest	Total
	(number)	$	$	$	$	$

Balance – January 1, 2015	132,134,061	263,946,822	24,845,096	(99,426,086	53,609,929	242,975,761
Share-based compensation costs (note 15)	-	-	61,248	-	-	61,248
Issuance of warrants (notes 10 and 14)	-	399,974	-	(99,993)	99,993	399,974
Net loss and comprehensive loss	-	-	-	(2,993,615)	(2,639,903)	(5,633,518)
Total contributions by and distributions to owners	-	399,974	61,248	(3,093,608)	(2,539,910)	(5,172,296)

Balance – June 30, 2015	132,134,061	264,346,796	24,906,344	(102,519,694)	51,070,019	237,803,465

*An amount of $1,213,544 has been recorded as a reduction in the equity component of the Note (as defined in note 10), along with a corresponding increase in the liability component of the Note and a $303,386 decrease in the resulting allocation of non-controlling interest, reflecting an immaterial correction.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three-month and six-month periods ended June 30, 2015 and 2014

(in Canadian dollars, except share and per share data)

	Three-months ended June 30,		Six-months ended June 30,
	2015	2014	2015	2014
	$	$	$	$

Operating expenses
General and administrative expenses	1,490,921	1,818,803	3,244,462	4,140,624
Development expenses	352,521	3,300,000	1,362,630	3,300,000
Environmental, aboriginal, government and community expenses	-	-	15,742	-
	1,843,442	5,118,803	4,622,834	7,440,624

Loss from operations	(1,843,442)	(5,118,803)	(4,622,834)	(7,440,624)

Finance income	123,906	329,888	278,090	693,395
Finance costs	(652,450)	-	(1,288,774)	-
Net finance (cost) income	(528,544)	329,888	(1,010,684)	693,395

Net loss and comprehensive loss	(2,371,986)	(4,788,915)	(5,633,518)	(6,747,229)

Attributable to:
Owners of the parent	(1,363,500)	(3,591,049)	(2,993,615)	(4,825,111)
Non-controlling interest	(1,008,486)	(1,197,866)	(2,639,903)	(1,922,118)
	(2,371,986)	(4,788,915)	(5,633,518)	(6,747,229)

Net loss per share (note 16)
Basic and diluted	(0.01)	(0.03)	(0.02)	(0.04)
Weighted average number of shares outstanding (note 16)
Basic and diluted	132,134,061	130,144,167	132,134,061	130,144,167

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp. Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three-month and six-month periods ended June 30, 2015 and 2014

(in Canadian dollars)

	Three-months ended June 30,		Six-months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Cash flows from operating activities
Net loss	(2,371,986)	(4,788,915)	(5,633,518)	(6,747,229)
Adjustments for:
Share-based compensation (reversal of costs) costs (note 15)	(10,214)	123,638	61,248	303,182
Deferred share unit compensation costs (note 12)	93,704	-	195,146	-
Depreciation	62,264	38,753	117,968	74,857
Interest income	(123,906)	(329,888)	(278,090)	(693,395)
Finance costs	652,450	-	1,288,774	-
Changes in operating assets and liabilities (note 17)	598,291	3,449,938	(388,673)	2,006,171
Interest received	67,533	242,209	542,694	564,350
Interest paid	-	-	(11,816)	-
Net cash used in operating activities	(1,031,864)	(1,264,265)	(4,106,267)	(4,492,064)

Cash flows from investing activities
Additions to mineral properties (note 6)	(4,329)	(14,938,639)	(1,029,123)	(27,188,586)
Decrease (increase) in restricted short-term investments (note 3)	967,011	-	1,202,011	(22,202,011)
Increase in short-term investments (note 3)	(967,011)	-	(967,011)	-
Deposits on equipment (note 7)	-	(8,892,531)	-	(12,603,235)
Purchases of property, plant and equipment, net of disposals	16,942	-	46,271	(13,275)
Net cash from (used in) investing activities	12,613	(23,831,170)	(747,852)	(62,007,107)

Cash flows from financing activities
Proceeds received on the issuance of convertible debt, net of transaction costs of $330,000 (note 10)	-	-	-	21,670,000
Net cash provided by financing activities	-	-	-	21,670,000

Net change in cash	(1,019,251)	(25,095,435)	(4,854,119)	(44,829,171)

Cash at the beginning of the period	17,608,035	75,632,303	21,442,903	95,366,039

Cash at the end of the period	16,588,784	50,536,868	16,588,784	50,536,868

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

1           Summary of business, reporting entity, basis of preparation, nature of operations and going concern

Summary of business

Alderon Iron Ore Corp. (“Alderon” or the “Company”) is a development-stage company conducting iron ore evaluation activities related entirely to its Canadian properties located in western Labrador in the province of Newfoundland & Labrador. Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All activities associated with the Kami Property are referred to as the Kami Project.

Reporting entity

The accompanying condensed interim consolidated financial statements include the accounts of Alderon Iron Ore Corp., an entity incorporated under the laws of the Province of British Columbia, and its subsidiaries: 0964896 BC Ltd. and Kami General Partner Limited (“Kami GP”), a corporation incorporated under the laws of the Province of Ontario. The condensed interim consolidated financial statements also include the accounts of an affiliate, The Kami Mine Limited Partnership (“The Kami LP”), established under the laws of the Province of Ontario. Kami GP and The Kami LP are each owned 75%, directly or indirectly, by the Company.

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the symbol “ADV” and on the NYSE MKT, under the symbol “AXX”.

Basis of preparation, nature of operations and going concern

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s condensed interim consolidated financial statements are discussed in note 2.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of June 30, 2015. These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on August 5, 2015.

Nature of operations and going concern

The accompanying condensed interim consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

1           Summary of business, reporting entity, basis of preparation, nature of operations and going concern (continued)

The business of exploration, development and mining of minerals involves a high degree of risk and there can be no assurance that current exploration, development and mining plans will result in profitable mining operations. The recoverability of the carrying value of assets and the Company’s continued existence is dependent upon the preservation of its interests in the underlying properties, the development of economically recoverable resources, the achievement of profitable operations and the ability of the Company to raise additional financing. Changes in future conditions could require material write-downs to the carrying values of the Company’s assets.

To date, the Company has not recorded any revenues from operations, has no source of operating cash flow and no assurance that additional funding will be available to it for further development of the Kami Project. The Company does not have financial resources sufficient to cover all of its commitments for the coming year, which includes net amounts payable, as at June 30, 2015, necessary general and administrative costs through 2015, contractual obligations as at June 30, 2015 (in relation to anticipated equipment payments, see also note 20) and the remaining security deposits which could be required to be advanced to Newfoundland and Labrador Hydro (“NLH”), a subsidiary of Nalcor Energy (see note 3), as of a date to be determined. As noted below (see note 20), Alderon has completed the engineering work required to commence construction of the Kami Project. The commencement of construction of the Kami Project is subject to the completion of the Company’s financing plan and project sanction by the Company’s Board of Directors. As the Kami Project’s required pre-construction engineering is substantially complete, Alderon has temporarily suspended any further work by its Engineering, Procurement and Construction Management (“EPCM”) contractor. The Company’s internal project team is continuing to advance the Kami Project in preparation for the start of construction once the Company’s financing plan is completed. The Company has plans in place and is seeking to arrange the necessary funds in order to cover these obligations. Specifically, the Company continues to advance all of the elements of its financing plan, including debt and equity. There can be no assurance that management’s financing plan will be successful. These conditions and events indicate material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern.

On December 9, 2014, the Company announced a cash preservation program designed to allow it to maintain sufficient liquidity during the advancement of its financing plan. This program includes an interest deferral agreement with Liberty Metals & Mining Holdings, LLC (“Liberty”), a subsidiary of Liberty Mutual Insurance and a significant shareholder of Alderon (see note 10), voluntary partial payment deferrals with equipment vendors for work completed to date, workforce reductions and the implementation of the DSU Plan (see note 12) for Directors in place of cash director fees.

The Company currently does not have sufficient financial resources to cover all of its originally planned commitments for the coming year and as a result, it has split its purchase orders for equipment into two phases, engineering and manufacturing. Advances for engineering have been paid in full while commitments for manufacturing and fabrication, estimated at $30.7 million, remain contingent upon the Company issuing to its suppliers a notice to proceed following successful completion of its financing plan (see note 20).

If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these condensed interim consolidated financial statements. If the going concern assumption were not appropriate, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

2           Significant accounting policies and critical accounting estimates and judgments

Significant accounting policies

The accounting policies described in the Company’s 2014 annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

Critical accounting estimates and judgments

The preparation of the Company’s condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates about and apply assumptions to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions and estimates are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions and estimates in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment. The significant judgments made by the Company in applying accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s 2014 annual consolidated financial statements.

3           Restricted short-term investments

Restricted short-term investments represent short-term investments deposited with the Company’s bank to guarantee letters of credit issued in the course of the Company’s development activities. Such short-term investments must remain on deposit as long as the letters of credit are outstanding.

On February 19, 2014, the Company entered into a Power Purchase Agreement (“PPA”) with NLH, pursuant to which NLH agrees to sell electrical power and energy to the Company. Power will be provided based on a rate schedule in line with the Labrador Industrial Rates Policy published in December 2012. Under the terms of the Security Agreement with NLH (the “Security Agreement”), the Company has agreed to provide a total of $65,000,000 in security deposits that will each take the form of a letter of credit that will be released to the Company once the Kami Project is interconnected to the electrical system as contemplated under the PPA, and has been commissioned and the Company has loaded saleable product produced from the Kami Project in two consecutive months.

The first security deposit in the amount of $21,000,000 (the “Security Deposit”) was paid upon on the signing of the Security Agreement. The remaining $44,000,000 in security deposits will be provided to NLH at such time as NLH can reasonably demonstrate that it has additional existing and pending commitments for such amount to construct the new transmission line. NLH is required to provide sufficient advance notice of the timing and amounts of additional security deposits. The letter of credit expires on April 7, 2016. The Company expects that this letter of credit will be renewed at expiration.

On March 14, 2014, the Company issued a letter of credit for $967,011 in favour of Fisheries and Oceans Canada (“DFO”) in relation to the DFO’s monitoring of the Kami Project. The letter of credit was released on June 25, 2015, the related cash collateral is no longer restricted and is recorded as a short-term investment.

On March 17, 2014, the Company issued a letter of credit for $235,000 in favour of Hydro-Quebec (“HQ”) in relation to HQ’s energy study at the Company’s port facilities in Sept-Îles. The letter of credit was released in February 2015.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

4           Prepaid expenses and other current assets
	As of June 30, 2015	As of December 31, 2014
	$	$
Deferred transaction costs	2,349,806	2,162,694
Other	168,784	83,913
	2,518,590	2,246,607

During the six-month period ended June 30, 2015, the Company incurred professional fees of $187,112 ($901,594 in 2014) that are directly related to a probable future debt transaction. These costs will be reclassified to debt upon completion of the debt transaction.

5           Receivables
	As of June 30, 2015	As of December 31, 2014
	$	$
Sales tax credits receivable	641,537	731,555
Deposits receivable	100,000	258,750
Interest receivable	59,597	324,201
	801,134	1,314,506

6           Mineral properties

On January 15, 2013, the Company filed on SEDAR a Technical Report, entitled Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., dated effective December 17, 2012. As the technical feasibility and commercial viability of the extraction of the Kami Property’s mineral reserves have been demonstrated, the Company started to capitalize directly attributable pre-production expenditures that give rise to future economic benefits as of February 1, 2013. Generally, as of November 15, 2014, the Company ceased to incur development costs eligible for capitalization as Alderon was focused on the advancement of its financing plan rather than the development of the Kami Property.

Components of the Company’s mineral properties, as well as the activity associated therewith, are summarized below.

	Acquisition costs	Development costs	Share-based compensation costs capitalized	Interest capitalized	Depreciation capitalized	Total
	$	$	$	$	$	$

Balance – January 1, 2014	88,668,710	49,576,480	386,958	-	13,674	138,645,822
Additions during the period	-	36,090,496	108,465	1,694,823	35,312	37,929,096
Balance – December 31, 2014	88,668,710	85,666,976	495,423	1,694,823	48,986	176,574,918

Additions during the period	-	79,471	-	-	-	79,471
Balance – June 30, 2015	88,668,710	85,746,447	495,423	1,694,823	48,986	176,654,389

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

6           Mineral properties (continued)

Additions to mineral properties in the condensed interim consolidated statement of cash flows are presented on a cash basis. During the three-month period ended June 30, 2015, cash expenditures totaled $4,329 ($14,938,639 for the three-month period ended June 30, 2014), the decrease in accrued expenditures totaled $4,959 (increase of $2,772,084 for the three-month period ended June 30, 2014) and the increase in other non-cash items was nil ($141,686 for the three-month period ended June 30, 2014). During the six-month period ended June 30, 2015, cash expenditures totaled $1,029,123 ($27,188,586 for the six-month period ended June 30, 2014), the decrease in accrued expenditures totaled $949,652 (increase of $6,636,771 for the six-month period ended June 30, 2014) and the increase in other non-cash items was nil ($441,874 for the six-month period ended June 30, 2014).

7           Property, plant and equipment

During the three-month and six month periods ended June 30, 2015, the Company did not make any advances to suppliers in relation to the purchase of equipment ($8,892,531 for the three-month period ended June 30, 2014 and $12,603,235 for the six-month period ended June 30, 2014). As of June 30, 2015, advances paid on equipment totaled $23,360,170 ($23,360,170 as of December 31, 2014) (see note 9).

8           Long-term advance

On July 13, 2012, the Company entered into an agreement with the Sept-Îles Port Authority (the “Port”) to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”). The initial commitment paid by the Company was $20,465,016 (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences. Once the new multi-user dock facility is operational, the Company has a take or pay obligation based on a discounted rate applied on 50% of the 8,000,000 tons minimum annual shipping capacity, payable even if Alderon does not use the facilities.

9           Payables and accrued liabilities
	As of June 30,	As of December 31,
	2015	2014
	$	$
Accrued payable on purchases of equipment (note 7)	4,812,229	3,404,617
Accrued development costs	3,426,195	3,830,541
Accrued salaries and benefits	300,438	402,935
Sales tax credits payable	94,769	319,886
Accrued legal and professional expenses	65,000	408,045
Trade accounts payable	32,981	336,265
Other accrued liabilities	36,336	220,078
	8,767,948	8,922,367

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

 10       Convertible debt

On February 24, 2014, Liberty provided a loan to The Kami LP (the “Note”) in the amount of $22,000,000. $21,000,000 of the gross proceeds of the Note was used to fund the Security Deposit. The remaining $1,000,000 was used for working capital purposes, including for the payment of the establishment fee and transaction costs. Commencing 12 months after the issuance of the Note, the principal amount of the Note and any accrued but unpaid interest, become convertible at Liberty’s option into the Company’s common shares at a conversion price equal to $2.376 per common share. The Note is secured with a mortgage over the Kami Project and bears interest at a rate of 8% per annum, payable on June 30th and December 31st of each year. An establishment fee of 1.5% was paid to Liberty in connection with the Note. The Company has the option to prepay the entire balance of the Note, at a premium of a 20% internal rate of return to Liberty. The maturity date of the Note is December 31, 2018.

The issuance of the Note was recorded at inception as follows:

$
Debt component	18,266,247
Equity component	3,403,753
Transaction costs	330,000
Gross proceeds	22,000,000

*As of February 24, 2014, the effective interest rate that was used to accrete the liability component of the Note up to the principal amount at maturity was 12.7%.

The recording of the equity component of the Note as described in the table above increased the non-controlling interest in the Company by $850,938.

On December 8, 2014, Alderon and Liberty amended the Note (the “Amended Note”). Liberty agreed to defer the payments of the interest due on December 31, 2014 and June 30, 2015. The deferred interest is added to the principal amount of the Note and is subject to interest in accordance with the terms of the Amended Note. In consideration of such deferral, Liberty is to be issued on each deferred interest payment date a number of warrants determined by dividing the interest payable by a dollar amount equal to a 10% premium to the volume weighted average trading price of the Company’s common shares on the TSX for the five trading days prior to the applicable interest payment date. The Company issued to Liberty 1,987,083 warrants with an exercise price of $0.4465 on December 31, 2014 and 3,254,353 warrants with an exercise price of $0.279 on June 30, 2015. The cost of these warrants were accounted for as additional transaction costs of the Note which modified the carrying amount of the Note. The effective interest rate of the Amended Note is 13.3%.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

10           Convertible debt (continued)

Transactions affecting the debt component are summarized below:
$
Balance at January 1, 2014	-
Issuances	18,266,247
Transaction costs	(799,948)
Accretion	1,386,079
Balance at December 31, 2014	18,852,378

Accretion	1,276,958
Balance at June 30, 2015	20,129,336

The Company has incurred $652,450 and $1,276,958 in accretion expense during the three-month and six-month periods ended June 30, 2015, respectively (nil for the three-month and six-month periods ended June 30, 2014). This has been recorded as finance costs in the consolidated statement of comprehensive loss.

11       Related party disclosures

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Three-months ended June 30,		Six-months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Short-term benefits*	533,958	817,739	1,107,632	1,711,074
Share-based compensation	138,189	115,246	292,855	280,832
Incentive compensation other than share-based compensation	-	293,018	-	700,952
	672,147	1,226,003	1,400,487	2,692,858

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

12       Deferred share units (“DSUs”)

The Company has in place a program (the “DSU Plan”) whereby Directors are issued DSUs, which vest immediately, are equivalent in value to a common share upon issuance of the Company and are settled in cash. Under the DSU Plan, Directors have the option to convert 25, 50, 75 or 100 percent of their annual director fees into DSUs. To support the Company’s cash preservation program the Directors have agreed to convert 100 percent of their annual director fees into DSUs as of September 30, 2014. The director fees are converted into DSUs on a quarterly basis by dividing the director fees by the closing value of Alderon’s share price at the end of each quarter. DSUs can only be redeemed following departure from the Company in accordance with the terms of the DSU Plan. A summary of the activity related to the Company’s DSUs is provided below.

Number
Balance, January 1, 2014	-
Granted	323,968
Redeemed	-
Balance, December 31, 2014	323,968
Granted	932,363
Redeemed	-
Balance, June 30, 2015	1,256,331

The Company recorded compensation costs of $93,704 and $195,146 for the three-month and six-month periods ended June 30, 2015, respectively, (nil for the three-month and six-month periods ended June 30, 2014) related to the outstanding DSUs in the consolidated statements of comprehensive loss.

13           Share Capital

On September 4, 2012, the Company completed a subscription transaction (the “Subscription Transaction”) with Hebei Iron & Steel Group Co. Ltd (“Hebei”), pursuant to an agreement whereby Hebei purchased 25,858,889 of the Company’s common shares by way of a private placement in exchange for aggregate gross proceeds of $62,319,922, less cash transaction costs of $1,435,901.

On closing of the Subscription Transaction, Hebei and Alderon also entered into an arrangement pursuant to which Hebei would invest an additional $119,926,293 (the “Initial Investment”) in exchange for a 25% interest in the Kami Project. Per the definitive agreements entered into between the Company and Hebei, the latter’s 25% interest was made into The Kami LP. The Kami LP was established in order to develop and operate the Kami Project, and it is this entity into which Alderon transferred all assets associated with the Kami Project contemporaneously with the Initial Investment. Alderon and Hebei are required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests. However, Hebei’s further contributions to The Kami LP will depend upon the amount of aggregate proceeds received as project debt financing and will not exceed $220,000,000.

On March 15, 2013, Hebei contributed the Initial Investment, and Alderon contributed the Kami Property and its related assets to The Kami LP. In connection with Hebei’s contribution of the Initial Investment, the Company has provided confirmations to Hebei with respect to certain information rights related to the development of the Kami Project and to the use of the Initial Investment proceeds.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

14       Warrants

As noted above (see note 10), the Company issued 1,987,083 warrants on December 31, 2014 and 3,254,353 warrants on June 30, 2015 to Liberty. The warrants expire on December 31, 2018.

A summary of the activity related to the Company’s warrants is provided below.

	Six-months ended June 30, 2015		Year ended December 31, 2014
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	1,987,083	0.45	-	-
Granted	3,254,353	0.28	1,987,083	0.45
Exercised	-	-	-	-
Forfeited	-	-	-	-

Balance, end of period	5,241,436	0.34	1,987,083	0.45

During the three-month period ended June 30, 2015, the fair value of the warrant grant totaled $399,974 and was recorded under share capital, warrants and conversion option in the consolidated statement of financial position and increased the non-controlling interest in the Company by $99,993.

15           Stock options

The following table summarizes the activity under the Company’s stock option plan.

	Six-months ended June 30, 2015		Year ended December 31, 2014
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	14,095,000	2.44	14,830,000	2.46
Granted	100,000	0.34	600,000	1.48
Exercised	-	-	-	-
Expired	(840,000)	1.53	-	-
Forfeited	(3,695,000)	2.42	(1,335,000)	2.27

Balance, end of period	9,660,000)	2.50	14,095,000)	2.44

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

15           Stock options (continued)

For the three-month period ended June 30, 2015, the Company incurred a net reversal of share-based compensation costs due to unanticipated forfeitures of $10,214 ($164,620 of share-based compensation costs for the three-month period ended June 30, 2014); nil capitalized in mineral properties ($40,982 capitalized for the three-month period ended June 30, 2014); $5,466 reversed against development expenses (nil for the three-month period ended June 30, 2014); and $4,748 reversed against general and administrative expenses ($123,638 of share-based compensation costs for the three-month period ended June 30, 2014). Share-based compensation costs for the six-month period ended June 30, 2015 totaled $61,248 ($366,652 for the six-month period ended June 30, 2014); nil capitalized in mineral properties ($63,470 capitalized for the six-month period ended June 30, 2014); $5,560 in development expenses (nil for the six-month period ended June 30, 2014); and $55,688 in general and administrative expenses ($303,182 for the six-month period ended June 30, 2014).

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards for options granted during each of the periods presented.

	Six-months ended June 30, 2015	Six-months ended June 30, 2014

Expected dividend yield	0.0%	0.0%
Estimated volatility	69.1%	59.5%
Weighted average risk-free annual interest rate	0.64%	1.09%
Weighted average expected life (years)	3.5	2.5
Grant date fair value	$0.17	$0.55

16           Net loss per share

For the three-month and six-month periods ended June 30, 2015 and 2014, diluted net loss per share was calculated based on the net loss and comprehensive loss attributable to owners of the parent using the basic weighted average number of shares outstanding, since all outstanding conversion options, warrants and stock options have been excluded from the calculation of diluted net loss per share because they were anti-dilutive. Accordingly, diluted net loss per share for each period was the same as the basic net loss per share.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

17           Supplemental disclosure of cash flow information

	Three-months ended June 30,		Six-months ended June 30,
	2015	2014	2015	2014
	$	$	$	$
Changes in operating assets and liabilities
Receivables	551,056	1,595,393	248,768	1,714,458
Prepaid expenses and other current assets	(13,195	39,515	(271,983	(857,117)
Payables and accrued liabilities	13,590	2,780,857	(367,379	1,053,147
Due to related parties	46,840	(965,827	1,921	95,683
	598,291	3,449,938	(388,673	2,006,171

18           Capital disclosures

The Company’s objective in managing capital, consisting of equity, with cash being its primary component, is to ensure sufficient liquidity to fund: development and other Kami Project activities; general and administrative expenses; working capital; and capital expenditures.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the development stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund both the Kami Project and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. Although the Company is not subject to any capital requirements imposed by any regulators or by any other external source, Alderon has provided confirmation to Hebei with respect to the use of the Initial Investment proceeds.

As at June 30, 2015, $11,655,077 in cash and $967,000 in short-term investments are held by The Kami LP which are the remaining amount of the Initial Investment. Under the terms of the agreements with Hebei, Alderon has agreed that the proceeds from the Initial Investment would be used solely for Kami Project related expenditures. As a result, Alderon is restricted from transferring this cash from The Kami LP to Alderon. Currently this restriction does not have an effect on Alderon’s ability to meet its short- to medium-term obligations as Alderon held $4,933,707 in cash as at June 30, 2015. However, Alderon will need to obtain additional financing at the parent company level in the future.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

19           Financial instruments

Fair value

The carrying values of the Company’s cash, restricted short-term investments, short-term investments, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market. The determination of fair value of the convertible debt as at June 30, 2015 and December 31, 2014 is based on a discounted cash flow model using the current market interest rate that the Company could have obtained for a similar secured loan without a conversion option.

The fair values of the Company’s financial assets and liabilities, together with the carrying values included in the balance sheet, as of June 30, 2015 and December 31, 2014 are presented below.

June 30, 2015	Carrying value	Fair value
	$	$
Financial assets
Cash	16,588,784	16,588,784
Restricted short-term investments (note 3)	21,000,000	21,000,000
Short-term investments (note 3)	967,011	967,011
Receivables (note 5)	159,597	159,597
Financial liabilities
Payables and accrued liabilities (note 9)	(8,673,179	(8,673,179)
Due to related parties	(216,508	(216,508)
Convertible debt (note 10)	(20,129,336	(18,372,457)
	9,696,369	11,453,248

December 31, 2014	Carrying value	Fair value
	$	$
Financial assets
Cash	21,442,903	21,442,903
Restricted short-term investments (note 3)	22,202,011	22,202,011
Receivables (note 5)	582,951	582,951
Financial liabilities
Payables and accrued liabilities (note 9)	(8,602,481	(8,602,481)
Due to related parties	(614,561	(614,561)
Convertible debt (note 10)	(18,852,378	(16,955,000)
	16,158,445	18,055,823

In the preceding tables, receivables exclude sales tax credits, and payables and accrued liabilities exclude sales tax credits payable.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

20           Commitments and contingencies

In connection with the 2010 purchase from Altius Resources Inc. (“Altius”) of the Kami Property, Alderon committed to paying Altius a 3% gross royalty on iron ore concentrate that is generated from the Kami Project.

In connection with the Subscription Transaction, Hebei agreed to purchase, upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4,000,000 tonnes of the first 8,000,000 tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the Platts Iron Ore Index (“Platts Price”), including additional quoted premium for iron content greater than 62%, less a discount equal to 5% of such quoted price. Hebei also will have the option to purchase additional tonnages at a price equal to the Platts Price, without any such discount.

The Company has negotiated contracts with suppliers in relation to the purchase of equipment. As at June 30, 2015, payments of $31,000,000 remain to be paid on the equipment for contracts entered into and approximately $30,700,000 of this amount is contingent on confirmation by the Company of future fabrication of this equipment.

On January 21, 2014, the Company entered into an agreement (the “Agreement”) with the Town of Labrador City (“Labrador City”) with respect to the development of the Kami Project. Under the terms of the Agreement, the Company will pay to Labrador City an annual grant based on the Kami Project mining operations that will be located in the Municipal Planning Area of Labrador City. The Company will not be required to pay municipal or other taxes except with respect to such assets and business of the Company, as may be located from time to time within the town boundaries of Labrador City.

On January 21, 2014, the Company and the Innu Nation entered into an Impact and Benefits Agreement ("IBA") with respect to carrying out the Kami Project. The IBA provides for participation in the Kami Project on the part of the Innu Nation in the form of training, jobs and contract opportunities, along with providing their community with financial and socio-economic benefits over the life of the mine. The IBA also contains provisions which recognize and support the culture, traditions and values of the Innu Nation.

On March 25, 2014, the Company signed a Grant-in-lieu of Municipal Taxes Agreement (the “Wabush Agreement”) with the Town of Wabush (“Wabush”) with respect to the development of the Kami Project. Under the terms of the Wabush Agreement, the Company will pay to Wabush an annual grant-in-lieu of municipal taxes on the Kami Project mining operations. Payments under the Wabush Agreement will commence after initial production occurs at the Kami Project. As long as the Company makes the payments required under the Wabush Agreement, Wabush will not seek to charge or assess the Company for any municipal taxes in relation to the Kami Project or the business carried on by the Company on the Kami Project.

On May 27, 2014, Alderon signed a benefits agreement with the Province of Newfoundland and Labrador (the “Provincial Agreement”). The Provincial Agreement covers the life of the Kami Project and sets out employment, procurement and training benefits. Under the terms of the Provincial Agreement, Alderon has committed to provide full and fair opportunity and first consideration for provincial residents and suppliers. The Company has also agreed to establish an education and training fund commencing after the Kami Project achieves commercial production.

On June 30, 2014, the Company announced the completion of the required engineering work in order to commence construction at the Kami Project. The commencement of construction remains subject to the completion of the Company’s financing plan and project sanction by the Board of Directors of Alderon. As such, Alderon has temporarily suspended any further work by its EPCM contractor. It is likely that the temporary suspension of the EPCM contractor will result in certain demobilization costs to be incurred and charged to the Company in accordance with the terms of the EPCM contract. The actual amount to be incurred is a function of the duration of delay, actual costs incurred and commitments entered into by the EPCM contractor, and adjustments to the estimate will be recorded in future periods as necessary.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2015 and for the three-month and six-month periods ended June 30, 2015 and 2014

(amounts in Canadian dollars, except share/option data)

20           Commitments and contingencies (continued)

On July 29, 2014, the Company entered into an off-take agreement (the “Glencore Agreement”) with a subsidiary of Glencore plc (“Glencore”), with respect to an off-take transaction pursuant to which Glencore will acquire all of actual annual production from the Kami Project that has not been allocated to Hebei. Under the terms of the Glencore Agreement, Glencore will be obligated to purchase upon the commencement of commercial production, 40% of the actual annual production from the Kami Project up to a maximum of 3,200,000 tonnes of the first 8,000,000 tonnes of iron ore concentrate produced annually at the Kami Project. The term of the Glencore Agreement will continue until the Company has delivered 48,000,000 tonnes of iron ore concentrate to Glencore, which is expected to be 15 years after the commencement of commercial production. The market price paid by Glencore will be based on the Platts Price, including additional quoted premium for iron content greater than 62%, less a discount equal to 2% of such quoted price.